Pursuant to Rule 424b3
Registration No. 333-67209

Prospectus Supplement to Prospectus dated November 24, 1998

[FORD LOGO]

Ford Motor Company

140,580 Shares

Common Stock

     The 140,580 shares of our Common Stock are being offered and sold by the stockholders listed below (the “Selling Stockholders”) who acquired the shares in private transactions with us.

	Shares Beneficially Owned	Shares to be Offered by this
Selling Stockholder	at February 22, 2000	Prospectus Supplement

Steven J. Gronow	157,407	120,000

Dennis Roberts	35,003	20,580

     Each of the Selling Stockholders listed above owns and, after any sales of shares, will own less than 1% of the total number of shares of Common Stock outstanding. Neither of them has had a material relationship with us during the last three years.

Prospectus Supplement dated February 22, 2000

FORD LOGO

Ford Motor Company

10,000,000 Shares

Common Stock

          This Prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. It covers 10,000,000 shares of our Common Stock. These shares may be offered and sold from time to time by certain of our stockholders (the “Selling Stockholders”) who acquired or will acquire the shares in private transactions with us.

      The Common Stock is traded on The New York Stock Exchange under the symbol “F”. On November 11, 1998, the last reported sale price for the Common Stock was $53 7/8 per share.

      Our principal executive offices are located at:

           Ford Motor Company
The American Road
Dearborn, Michigan 48121
313-322-3000

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is November 24, 1998.

     You should rely only on the information contained or incorporated by reference in this Prospectus and in any accompanying Prospectus Supplement. No one has been authorized to provide you with different information.

     The shares of Common Stock are not being offered in any jurisdiction where the offer is not permitted.

     You should not assume that the information in this Prospectus or any Prospectus Supplement is accurate as of any date other than the date on the front of the documents.

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WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings also are available to you at the SEC’s web site at http://www.sec.gov.

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents that are considered part of this Prospectus. Information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed.

•	Annual Report on Form 10-K for the year ended December 31, 1997 (the “1997 10-K Report”).

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998 (collectively, the “10-Q Reports”).

•	Current Reports on Form 8-K dated January 27, 1998, February 2, 1998, March 2, 1998, March 13, 1998, April 7, 1998, April 8, 1998, April 16, 1998, June 23, 1998, September 11, 1998 and September 24, 1998.

      You may request copies of these filings at no cost, by writing or telephoning us at the following address or by accessing our web site at http://www.ford.com/finaninvest/stockholder:

Ford Motor Company

The American Road
Dearborn, MI 48121
Attn: Shareholder Relations Department
800-555-5259 or 313-845-8540

FORD MOTOR COMPANY

      We incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce automobiles designed and engineered by Henry Ford. We are the world’s largest producer of trucks and the second-largest producer of cars and trucks combined.

      Our two principal business segments are Automotive and Financial Services. The activities of the Automotive segment consist of the design, manufacture and sale of cars and trucks and automotive components and systems. Substantially all of the cars and trucks we produce are sold through retail dealerships, most of which are privately owned and financed.

      The activities of our Financial Services segment are conducted primarily through our subsidiaries: Ford Motor Credit Company and The Hertz Corporation. Ford Credit and its subsidiaries lease and finance the purchase of cars and trucks made by Ford and other companies. They also provide inventory and capital financing to retail car and truck dealerships. Hertz and its subsidiaries rent cars and trucks and industrial and construction equipment. Both Ford Credit and Hertz also have insurance operations related to their businesses.

USE OF PROCEEDS

      The shares of Common Stock will be offered and sold by Selling Stockholders. We will not receive any proceeds from these sales, but we will pay the expenses for registering the sales.

DESCRIPTION OF CAPITAL STOCK

      This section contains a description of our capital stock. This description includes not only our Common Stock, but also our Class B Stock and Series B Preferred Stock, which affect the Common Stock. This description summarizes some of the provisions of our Restated Certificate of Incorporation, a copy of which has been filed as an exhibit to the registration statement. If you want more complete information, you should read the provisions of our Restated Certificate of Incorporation that are important to you.

      Our authorized capital stock consists of 3,000,000,000 shares of Common Stock, 265,058,688 shares of Class B Stock and 30,000,000 shares of Preferred Stock.

      As of November 1, 1998, we had outstanding 1,139,106,891 shares of Common Stock, 70,852,076 shares of Class B Stock and 3,548.2315 shares of Series B Cumulative Preferred Stock with a liquidation preference equal to $50,000 per share (the “Series B Preferred Stock”).

Common Stock, Class B Stock and Preferred Stock

      Rights to Dividends and on Liquidation.  Each share of Common Stock and Class B Stock is entitled to share equally in dividends (other than dividends declared with respect to any outstanding Preferred Stock) when and as declared by our Board of Directors, except as stated below under the subheading “Stock Dividends.” Upon liquidation, each share of Common Stock and Class B Stock is entitled to share equally in our assets available for distribution to the holders of those shares. Any outstanding Preferred Stock would rank senior to the Common Stock and Class B Stock in respect of liquidation rights and could rank senior to that stock in respect of dividend rights.

      Voting—General.  All voting power is vested exclusively in the holders of Common Stock and the holders of Class B Stock, voting together without regard to class but with votes determined as described below. However, we could in the future create series of Preferred Stock with voting rights equal to or greater than our Common Stock or Class B Stock (“Full Voting Preferred Stock”).

      Each holder of Common Stock is entitled to one vote per share, and each holder of Class B Stock is entitled to a number of votes per share derived by a formula contained in our Restated Certificate of Incorporation. As long as at least 60,749,880 shares of Class B Stock remain outstanding, the formula will result in holders of Class B Stock having 40% of the general voting power and holders of Common Stock and any Full Voting Preferred Stock having 60% of the general voting power.

      If the number of outstanding shares of Class B Stock falls below 60,749,880, but remains at least 33,749,932, then the formula will result in the general voting power of holders of Class B Stock declining to 30% and the general voting power of holders of Common Stock and any Full Voting Preferred Stock increasing to 70%.

      If the number of outstanding shares of Class B Stock falls below 33,749,932, then each holder of Class B Stock will be entitled to only one vote per share.

      Based on the number of shares of Class B Stock and Common Stock outstanding at November 1, 1998, each holder of Class B Stock is entitled to 10.718 votes per share.

      Of the outstanding Class B Stock as of November 1, 1998, 45,868,202 shares were held in a voting trust. The trust requires the trustee to vote all the shares in the trust as directed by holders of a plurality of the shares in the trust.

      Right of Preferred Stock to Elect a Maximum of Two Directors in Event of Default.  It would be customary for any Preferred Stock that we may issue to provide that if at any time we are delinquent in the payment of six or more quarters’ worth of dividends (whether or not consecutive), the holders of the Preferred Stock, voting as a class, would be entitled to elect two directors (who would be in addition to the directors elected by the stockholders generally). These voting rights are required to be provided if the Preferred Stock is listed on The New York Stock Exchange. They are provided for in our Series B Preferred Stock.

      Non-Cumulative Voting Rights.  Our Common Stock and Class B Stock, as well as any Full Voting Preferred Stock we may issue, do not have cumulative voting rights. This means that the holders who have more than 50% of the votes for the election of directors can elect 100% of the directors if they choose to do so.

      Voting by Class.  If we want to take any of the following actions, we must obtain the vote of the holders of a majority of the outstanding shares of Class B Stock, voting as a class:

•	issue any additional shares of Class B Stock (with certain exceptions),

•	reduce the number of outstanding shares of Class B Stock other than by holders of Class B Stock converting Class B Stock into Common Stock or selling it to us,

•	change the capital stock provisions of our Restated Certificate of Incorporation,

•	merge or consolidate with or into another corporation,

•	dispose of all or substantially all of our assets,

•	transfer any assets to another corporation and in connection therewith distribute stock or other securities of that corporation to our stockholders,

•	voluntarily liquidate or dissolve.

      Voting Provisions of Delaware Law.  In addition to the votes described above, any special requirements of Delaware law must be met. The Delaware General Corporation Law contains provisions on the votes required to amend certificates of incorporation, merge or consolidate, sell, lease or exchange all or substantially all assets, and voluntarily dissolve.

      Ownership and Conversion of Class B Stock.  In general, only members of the Ford family or their descendants or trusts or corporations in which they have specified interests can own or be registered as record holders of shares of Class B Stock, or can enjoy for their own benefit the special rights and powers of Class B Stock. A holder of shares of Class B Stock can convert those shares into an equal number of shares of Common Stock for the purpose of selling or disposing of those shares.

      Shares of Class B Stock acquired by the Company or converted into Common Stock cannot be reissued by the Company.

      Preemptive and Other Subscription Rights.  Holders of Common Stock do not have any right to purchase additional shares of Common Stock if we sell shares to others. If, however, we sell Class B Stock or obligations or shares convertible into Class B Stock (subject to the limits on who can own Class B Stock described above), then holders of Class B Stock will have a right to purchase, on a ratable basis and at a price just as favorable, additional shares of Class B Stock or those obligations or shares convertible into Class B Stock.

      In addition, if shares of Common Stock (or shares or obligations convertible into such stock) are offered to holders of Common Stock, then we must offer to the holders of Class B Stock shares of Class B Stock (or shares or obligations convertible into such stock), on a ratable basis, and at the same price per share.

      Stock Dividends.  If we declare and pay a dividend in our stock, we must pay it in shares of Common Stock to holders of Common Stock and in shares of Class B Stock to holders of Class B Stock.

      Ultimate Rights of Holders of Class B Stock.  If and when the number of outstanding shares of Class B Stock falls below 33,749,932, the Class B Stock will become freely transferable and will become substantially equivalent to Common Stock. At that time, holders of Class B Stock will have one vote for each share held, will have no special class vote, will be offered Common Stock if Common Stock is offered to holders of Common Stock, will receive Common Stock if a stock dividend is declared, and will have the right to convert such shares into an equal number of shares of Common Stock irrespective of the purpose of conversion.

      Miscellaneous; Dilution.  If we increase the number of outstanding shares of Class B Stock (by, for example, doing a stock split or stock dividend), or if we consolidate or combine all outstanding shares of Class B Stock so that the number of outstanding shares is reduced, then the threshold numbers of outstanding Class B Stock (that is, 60,749,880 and 33,749,932) that trigger voting power changes will automatically adjust by a proportionate amount.

Series B Preferred Stock

      General.  Our Series B Preferred Stock is not convertible into any other securities. We are not obligated to redeem or retire the Series B Preferred Stock.

      Ranking.  The Series B Preferred Stock ranks senior to the Common Stock and Class B Stock with respect to dividends and upon liquidation.

      Generally, this means that we cannot pay dividends on our Common and Class B Stock unless we have paid the full amount of the dividends on the Series B Preferred Stock that are due and owing at that time. Also, if we are dissolved or liquidated, holders of the Series B Preferred Stock are required to be paid the full amount of the liquidation preference ($50,000 per share) before any assets can be distributed to holders of Common Stock or Class B Stock.

      While Series B Preferred Stock is outstanding, we cannot create any class of stock that ranks senior to the Series B Preferred Stock with respect to dividends or upon liquidation without the consent of the holders of two-thirds of the outstanding shares of Series B Preferred Stock.

      Dividends.  Holders of Series B Preferred Stock are entitled to receive, when and as declared by our Board of Directors, cumulative cash dividends at the rate per annum of 8.25% per share on the liquidation preference of the Series B Preferred Stock. We pay dividends on the Series B Preferred Stock quarterly on the first business day of March, June, September and December of each year.

      Redemption. We cannot redeem the Series B Preferred Stock before December 1, 2002, but we can redeem it anytime on and after that date. If we decide to redeem, we can redeem all of the outstanding shares at once, or we can redeem some of the shares at different times. The redemption price is $50,000 per share, plus an amount equal to accrued and unpaid dividends.

      We cannot redeem less than all of the outstanding shares of Series B Preferred Stock unless we have paid the full amount of the dividends on the Series B Preferred Stock and any other Preferred Stock ranking equal to the Series B Preferred Stock that are due and owing at that time.

      We also cannot purchase through voluntary sales any shares of Series B Preferred Stock or any equally ranking Preferred Stock unless (i) we have paid the full amount of the dividends on the Series B Preferred Stock and any equally ranking Preferred Stock that are due and owing at the time or (ii) the purchases are pursuant to a purchase or exchange offer made on the same terms to all holders of Series B Preferred Stock and any equally ranking Preferred Stock.

      We cannot redeem any shares of Series B Preferred Stock unless we have sold enough Common Stock during the two-year period prior to the redemption so that the money we received from those sales at least equals the liquidation preference ($50,000 per share) of the Series B Preferred Stock we want to redeem.

      Voting Rights.  The only voting rights the holders of shares of Series B Preferred Stock have are those described below:

      If we are delinquent in the payment of six or more quarters’ worth of dividends (whether or not consecutive) on the Series B Preferred Stock, then the number of directors of the Company will be increased by two and the holders of shares of Series B Preferred Stock, voting together as a class with the holders of any other series of Preferred Stock which have the same voting rights, will have the right to elect the two additional directors to our Board of Directors at our next annual meeting of stockholders and at each subsequent annual meeting until all such dividends on the Series B Preferred Stock (and on any other series of Preferred Stock having the same voting rights) have been paid in full.

      If we want to change our Restated Certificate of Incorporation in a way that would materially and adversely affect the holders of the Series B Preferred Stock or if we want to create or increase the amount of any class of stock with rights as to dividends and liquidation that are greater than the Series B Preferred Stock, then we must get the approval of holders of at least 2/3 of the outstanding shares of Series B Preferred Stock.

SELLING STOCKHOLDERS

      Under an agreement with us, the Selling Stockholders listed below have requested us to register the sale of shares of Common Stock they acquired from us in private transactions. Other Selling Stockholders with similar registration rights may in the future exercise such rights and, in that event, we will provide information about them in a Prospectus Supplement.

	Shares Beneficially Owned	Shares to be Offered
Selling Stockholder	at October 26, 1998	by this Prospectus

Francis H. Auffenberg, Sr.	45,483	45,483

Daniel P. Auffenberg	87,140	87,140

Catherine L. Matula	13,002	13,002

Josephine A. Fox	13,002	13,002

Carolyn A. Williams	13,002	13,002

Mary A. Huge	13,002	13,002

Margaret A. George	13,002	13,002

Patricia A. Auffenberg	13,002	13,002

William D. Auffenberg	13,002	13,002

Amy M. Auffenberg	13,002	13,002

Michael C. Auffenberg	13,002	13,002

      Each of the Selling Stockholders listed above owns and, after any sales of shares, will own less than 1% of the total number of shares of Common Stock outstanding. None of them has had a material relationship with us during the last three years.

PLAN OF DISTRIBUTION

      The Selling Stockholders may sell some or all of their shares of Common Stock from time to time:

•	through dealers, brokers or other agents;

•	directly to one or more purchasers, including pledgees;

•	in transactions (which may involve cross or block transactions) on the exchanges on which the Common Stock is listed for trading;

•	in privately negotiated transactions (including sales pursuant to pledges);

•	in the over-the-counter market; or

•	in a combination of such transactions.

      These transactions may be done by the Selling Stockholders at market prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, or other agents participating in these transactions may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser).

      The Selling Stockholders and any such brokers, dealers or other agents that participate in such distribution may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 (the “Act”), and any discounts, commissions or concessions received by them might be deemed to be underwriting discounts and commissions under the Act. We cannot, nor can the Selling Stockholders, presently estimate the amount of any such compensation. We do not know of any existing arrangements between any Selling Stockholder and any other Selling Stockholder, broker, dealer or other agent relating to the sale or distribution of their shares of Common Stock.

      We will pay the expenses for this offering by the Selling Stockholders other than discounts, commissions and concessions of brokers, dealers or other agents. The Selling Stockholders may indemnify any broker, dealer, or other agent that participates in their sale transactions against certain liabilities, including liabilities under the Act. We have agreed to indemnify the Selling Stockholders and the Selling Stockholders have agreed to indemnify us against certain liabilities, including liabilities under the Act.

LEGAL OPINIONS

      John M. Rintamaki, Esq., who is our Assistant General Counsel and Secretary, or another of our lawyers, will give us an opinion about the legality of the Common Stock. Mr. Rintamaki owns, and such other lawyer likely would own, Common Stock and options to purchase shares of Common Stock.

EXPERTS

      The financial statements and schedules included in our 1997 10-K Report have been audited by PricewaterhouseCoopers LLP (“PwC”), independent accountants. These financial statements and schedules are incorporated by reference in this Prospectus and in the registration statement in reliance upon PwC’s report given on their authority as experts in accounting and auditing.

      None of our interim financial information included in our 10-Q Reports has been audited by PwC. Accordingly, you should restrict your reliance on their reports on such information. PwC’s reports on the interim financial information do not constitute “reports” or “parts” of the registration statement prepared or certified by PwC within the meaning of Sections 7 and 11 of the Securities Act of 1933.